# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fifth Era Acquisition Corp I, CIK 0002025401
CUSIP: G3415K101
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: PO Box 1093 Boundary Hall, Cricket Square, Cayman Islands (E9), KY1-1102
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0002030279
Persons authorized to receive notices and communications: Mitchell Mechigian, CEO, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 310-545-9265

## Reporting persons
- Fifth Era Acquisition Sponsor I LLC (CIK 0002030279): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,124,354; shared voting power 0; sole dispositive power 7,124,354; shared dispositive power 0; aggregate amount beneficially owned 7,124,354 (22.8% of the class)
  Comment: (1) Includes 380,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,744,354 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284616). The 380,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Fifth Era Acquisition Sponsor I LLC (the "Sponsor") and the Issuer.
  
  (2) Does not include 38,000 Class A Ordinary Shares issuable upon the conversion of 380,000 rights upon the consummation of the Issuer's initial business combination. Also does not include 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, which were transferred to him by the Sponsor, pursuant to a certain securities assignment agreement dated September 15, 2025, by and between the Sponsor and Mr. Mechigian.
- Fifth Era Management Sponsor I LLC (CIK 0002035560): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,124,354; shared voting power 0; sole dispositive power 7,124,354; shared dispositive power 0; aggregate amount beneficially owned 7,124,354 (22.8% of the class)
  Comment: (1) Includes 380,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,744,354 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284616). The 380,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Fifth Era Acquisition Sponsor I LLC (the "Sponsor") and the Issuer.
  
  (2) Does not include 38,000 Class A Ordinary Shares issuable upon the conversion of 380,000 rights upon the consummation of the Issuer's initial business combination. Also does not include 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, which were transferred to him by the Sponsor, pursuant to a certain securities assignment agreement dated September 15, 2025, by and between the Sponsor and Mr. Mechigian.
- Matthew C. Le Merle (CIK 0001858920): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,124,354; sole dispositive power 0; shared dispositive power 7,124,354; aggregate amount beneficially owned 7,124,354 (22.8% of the class)
  Comment: (1) Includes 380,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,744,354 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284616). The 380,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Fifth Era Acquisition Sponsor I LLC (the "Sponsor") and the Issuer.
  
  (2) Does not include 38,000 Class A Ordinary Shares which issuable upon the conversion of 380,000 rights upon the consummation of the Issuer's initial business combination. Also does not include 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, which were transferred to him by the Sponsor, pursuant to a certain securities assignment agreement dated September 15, 2025, by and between the Sponsor and Mr. Mechigian.
- Alison Davis (CIK 0001203539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,124,354; sole dispositive power 0; shared dispositive power 7,124,354; aggregate amount beneficially owned 7,124,354 (22.8% of the class)
  Comment: (1) Includes 380,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,744,354 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284616). The 380,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Fifth Era Acquisition Sponsor I LLC (the "Sponsor") and the Issuer.
  
  (2) Does not include 38,000 Class A Ordinary Shares which issuable upon the conversion of 380,000 rights upon the consummation of the Issuer's initial business combination. Also does not include 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, which were transferred to him by the Sponsor, pursuant to a certain securities assignment agreement dated September 15, 2025, by and between the Sponsor and Mr. Mechigian.
- Mitchell Mechigian (CIK 0001918020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 922,313; shared voting power 7,124,354; sole dispositive power 922,313; shared dispositive power 7,124,354; aggregate amount beneficially owned 8,046,667 (25.7% of the class)
  Comment: (1) Includes 380,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,744,354 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-284616). The 380,000 Class A Ordinary Shares are included in units (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination), acquired pursuant to a Private Placement Units Purchase Agreement by and between Fifth Era Acquisition Sponsor I LLC (the "Sponsor") and the Issuer.
  
  (2) Does not include 38,000 Class A Ordinary Shares issuable upon the conversion of 380,000 rights upon the consummation of the Issuer's initial business combination.
  
  This Amendment No. 1 to Schedule 13D ("Amendment No. 1"), to reflect the transfer from Fifth Era Acquisition Sponsor I LLC, a Delaware limited liability company (the "Sponsor") to Mitchell Mechigian of an aggregate of 922,313 Class B Ordinary Shares pursuant to a certain securities assignment agreement entered into on September 15, 2025, is amending and supplementing the information set forth in the Schedule 13D filed by the Sponsor, Fifth Era Management Sponsor I LLC, the managing member of the Sponsor ("FEMS"), Matthew Le Merle, Alison Davis, and Mitchell Mechigian (each a "Reporting Person" and, collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on March 10, 2025 (together with this Amendment No. 1, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the initial Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the previous information reported in the initial Schedule 13D.
  
  Items 4, 5 and 7 are hereby amended and restated in their entirety as follows:

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Fifth Era Acquisition Corp I
Address of issuer's principal executive offices: PO Box 1093 Boundary Hall, Cricket Square, Cayman Islands (E9), KY1-1102

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on May 22, 2024, 5,750,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of May 22, 2024, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. In December 2024, the Issuer effected a share capitalization of 0.33 shares for each Class B ordinary share outstanding, resulting in the Sponsor holding an aggregate of 7,666,667 founder shares.

On February 27, 2025, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 380,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of February 27, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the Issuer's initial business combination (as described more fully in the Issuer's Final Prospectus dated February 27, 2025).

On September 15, 2025, Sponsor and Mitchell Mechigian entered into a certain securities assignment agreement ("Securities Assignment Agreement"), pursuant to which Sponsor transferred to Mr. Mechigian an aggregate of 922,313 Class B Ordinary Shares.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.
Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 31,266,667 Ordinary Shares, including 23,600,000 Class A Ordinary Shares and 6,744,354 Class B Ordinary Shares, outstanding as of May 8, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on May 9, 2025 are as follows:

Sponsor

a) Amount beneficially owned: 7,124,354 Percentage: 22.8%

FEMS

a) Amount beneficially owned: 7,124,354 Percentage: 22.8%

Matthew Le Merle

a) Amount beneficially owned: 7,124,354 Percentage: 22.8%

Alison Davis

a) Amount beneficially owned: 7,124,354 Percentage: 22.8%

Mitchell Mechigian

a) Amount beneficially owned (including 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, as described under Item 6 of this Schedule 13D): 8,046,667 Percentage: 25.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 31,266,667 Ordinary Shares, including 23,600,000 Class A Ordinary Shares and 6,744,354 Class B Ordinary Shares, outstanding as of May 8, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q,filed by the Issuer with the SEC on May 9, 2025 are as follows:

Sponsor

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 7,124,354
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 7,124,354
iv. Shared power to dispose or to direct the disposition of: 0

FEMS

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 7,124,354
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 7,124,354
iv. Shared power to dispose or to direct the disposition of: 0

Matthew Le Merle

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 7,124,354
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 7,124,354

Alison Davis

b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 7,124,354
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 7,124,354

Mitchell Mechigian

b) Number of shares to which the Reporting Person has (including 922,313 Class B Ordinary Shares held by Mr. Mechigian in his individual capacity, as described under Item 6 of this Schedule 13D):
i. Sole power to vote or to direct the vote: 922,313
ii. Shared power to vote or to direct the vote: 7,124,354
iii. Sole power to dispose or to direct the disposition of: 922,313
iv. Shared power to dispose or to direct the disposition of: 7,124,354

Mr. Le Merle, as well as Ms. Davis and Mr. Mechigian, are the Co-managing members of the FEMS, which is the managing member of the Sponsor, and hold voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. As such, each of Mr. Le Merle, Ms. Davis and Mr. Mechigian may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Le Merle, Ms. Davis and Mr. Mechigian disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on May 22, 2024, 5,750,000 Class B Ordinary Shares (the "Founder Shares") were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of May 22, 2024, by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. In December 2024, the Issuer effected a share capitalization of 0.33 shares for each Class B ordinary share outstanding, resulting in the Sponsor holding an aggregate of 7,666,667 founder shares.

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on January 31, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement between the Issuer and Sponsor

On February 27, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 380,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 7, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On February 27, 2025, in connection with the IPO, the Issuer, the Sponsor, Mr. Le Merle, Ms. Davis and Mr. Mechigian and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor, Mr. Le Merle, Ms. Davis and Mr. Mechigian agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on March 7, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On February 27, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on March 7 (and is incorporated by reference herein as Exhibit 10.4).

Securities Assignment Agreement

On September 15, 2025, Sponsor and Mitchell Mechigian entered into certain the Securities Assignment Agreement, pursuant to which Sponsor transferred to Mr. Mechigian an aggregate of 922,313 Class B Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of May 22 2, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on January 31, 2025).

Exhibit 10.2 Private Placement Units Purchase Agreement, dated as of February 27, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 7).

Exhibit 10.3 Letter Agreement, dated as of February 27, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 7).

Exhibit 10.4 Registration Rights Agreement, dated as of February 27, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 7).

Exhibit 10.5 Securities Assignment Agreement, dated as of September 15, 2025, by and between the Sponsor and Mitchell Mechigian.

Exhibit 99.1 Joint Filing Agreement, March 7, 2025, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on March 10, 2025).

## Signatures
- Fifth Era Acquisition Sponsor I LLC: /s/ Mitchell Mechigian, Mitchell Mechigian/Managing Member of Fifth Era Management Sponsor I LLC, its managing member (09/16/2025)
- Fifth Era Management Sponsor I LLC: /s/ Mitchell Mechigian, Mitchell Mechigian/Managing Member (09/16/2025)
- Matthew C. Le Merle: /s/ Matthew C. Le Merle, Matthew C. Le Merle (09/16/2025)
- Alison Davis: /s/ Alison Davis, Alison Davis (09/16/2025)
- Mitchell Mechigian: /s/ Mitchell Mechigian, Mitchell Mechigian (09/16/2025)